EXHIBIT 99.1

APPENDIX I

Rock Chip Samples — Location & Results

NOTE:   Includes pre-Exeter Data

EXETER RESOURCE CORPORATION

APPENDIX II

Lag Soil Samples — Location & Results

EXETER RESOURCE CORPORATION

APPENDIX III

Soil Sampling — Location & Results

EXETER RESOURCE CORPORATION

APPENDIX IV

MMI Szmples — Location & Results

EXETER RESOURCE CORPORATION

APPENDIX V

Trench Samples — Location

NOTE:   Includes pre-Exeter Data

EXETER RESOURCE CORPORATION

APPENDIX VI

Trench Samples — Results

NOTE:   Includes pre-Exeter Data

EXETER RESOURCE CORPORATION

APPENDIX VII

Drill Holes — Locations

NOTE:   Includes pre-Exeter Data

EXETER RESOURCE CORPORATION

APPENDIX VIII

Drill Holes — Down Hole Survey Data

NOTE:   Includes pre-Exeter Data

EXETER RESOURCE CORPORATION

APPENDIX IX

Drill Holes — Assay Results

NOTE:   Includes pre-Exeter Data

EXETER RESOURCE CORPORATION